02 JUL 25 AM 10:47

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

23rd July 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

02042874

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

7/29

Registered Office as above
Registered in England No 286773
k:\Tracey/SEC Filing Letter

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:08 23 Jul 2002
Number	9948Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Morgan Nominees Limited 10,547,207 shares; Morgan Nominees Ltd A/c CHY 253,600 shares; Morgan Nominees Limited A/c DGR 220,000 shares; Morgan Nominees Limited A/c MER 81,741 shares; Morgan Nominees Limited A/c SL 384,834 shares; Bank of New York Nominees 541,048 shares; British Overseas Bank A/c 7020 158,265 shares; Chase Nominees 6,385,188 shares; Clydesdale Bank Custodian Nominees 433,446 shares; Deutsche Bank International Limited 158,953 shares; HSBC Global Custody Nominees (UK) Ltd 386,571 shares; Nortrust Nominees Ltd 2,855,857 shares; RBSTB Nominees 977,530 shares; Deutsche Bank AG Frankfurt 25,331 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Letter dated 22/7/02 received 23/7/02

12) Total holding following this notification:
23,409,571 shares

13) Total percentage holding of issued class following this notification:

10.09

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
23rd July 2002

END